Filed by General Maritime Corporation
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Arlington Tankers Ltd.
(Commission File Number: 333-153247)

Subject Company: General Maritime Corporation
(Commission File Number: 333-153247)

General Maritime Corporation & Arlington Tankers Ltd. Merger Presentation

This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the important factors that, in the view of General Maritime Corporation ("General Maritime" or "GMR") and Arlington Tankers Ltd. ("Arlington" or "ATB"), could cause actual results to differ materially from the forward looking statements contained in this presentation are the following: the ability to obtain the approval of the proposed transaction by General Maritime's and Arlington's shareholders; the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated; the ability to integrate Arlington's businesses with those of General Maritime in a timely and cost-efficient manner; changes in demand; the fulfillment of the conditions to the consents of General Maritime's and Arlington's lenders to the proposed transaction and to the modification of their existing credit agreements; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of General Maritime's or Arlington's vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company's anticipated drydocking or maintenance and repair costs); changes in the itineraries of General Maritime's or Arlington's vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, General Maritime's agreements to acquire vessels; and other factors listed from time to time in General Maritime's or Arlington's filings with the SEC, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K. The ability of General Maritime, Arlington, or the combined company to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the Board of Directors each quarter after its review of the combined company's financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. General Maritime and Arlington disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. Forward Looking Statements

In connection with the proposed transaction, Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC. Such registration statement, which has been declared effective by the SEC, includes a definitive Joint Proxy Statement/Prospectus of General Maritime and Arlington. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about General Maritime, Arlington, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed General Maritime, Arlington and Galileo Holding Corporation with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained for free by accessing General Maritime's website at www.generalmaritimecorp.com or by accessing Arlington's website at www.arlingtontankers.com. Important Additional Information Has Been Filed with SEC

Combination of ATB and GMR Creates a Stronger Company Leading crude and products tanker company with an attractive business profile Young, more diverse fleet of 31 double hull vessels Larger shareholder base and public float Experienced management team to actively manage fleet Attractive balance between spot and time charter exposure Stronger financial profile anticipated Greater scale and potential ability to retain cash to invest in growth and service debt Moderate leverage Approximately $7.5 mm in cost savings expected in first full year of operations Significant target dividend under partial payout structure ATB shareholders expected to roughly maintain current dividend, but payout ratio drops from 100% to approximately 70% (1) Opportunity for dividend increase through investment of retained cash flow 1 Based on 5-year average spot rates for Suezmax and Aframax vessels

Transaction Discussion

Transaction Overview Stock for stock combination of Arlington Tankers Limited ("ATB") and General Maritime Corporation ("GMR") Corporate Cost Reductions Dividend Policy Closing Key Terms Ownership Financing ATB / GMR shareholder ownership: 27% / 73% of combined company Combined company to be named General Maritime Corporation Incorporated in Marshall Islands; headquartered in New York City Board to consist of 7 Directors - 6 from GMR and 1 from ATB Existing bank facilities will continue Both ATB and GMR have consent of their existing banks Approximately $7.5 mm in cost reductions expected within first full year Combined company expected to have annual dividend target of $2.00 per share Potential for higher dividends through synergies and growth Subject to approval of ATB and GMR shareholders at special meetings scheduled for December 16, 2008 Closing expected in Q4 2008

Transaction Background ATB board-level concern with sustainability of dividend given: Dividend projected to decline by 10% in 2009 and to continue to decline in the near future Non-amortizing credit facility maturity of January 2011 looming Expected to be refinanced with an amortizing facility with estimated cash flow available for dividends reduced by more than 40% Inability to consummate acquisitions to generate incremental cash flow available for dividends as: Tanker prices at historical highs Increased cost of borrowing resulting from the deterioration of the credit markets during 2007 No cash reserves for potential business expansion Dividend per Share 2nd Qtr 3rd Qtr 4th Qtr 2005 1.92 0.19 45 55 2006 2.16 0.17 45 55 2007 2.18 0.13 45 55 2008E 2.19 0.11 45 55 2009E 1.99 2010E 1.9 2011E 0.9 Arlington Standalone Dividend per Share Capacity Basic Hire & V-MAX Additional Hire Speculative Additional Hire Source: Projected figures are from ATB Q2 2008 10Q and have not been updated Note: All projected figures for Q4 2008 and subsequent periods exclude any speculative additional charter hire. The presented dividend capacity is not intended to provide forward looking guidance. Actual dividend capacity may vary. Galileo Holding Corporation, General Maritime and Arlington undertake no obligation to update these figures 1 Assumes refinancing of ATB's existing credit facility with a credit facility with a 15-year amortization profile

Transaction Background (Cont'd) Retained Jefferies to conduct an analysis of strategic alternatives to preserve and enhance shareholder value: Considered a range of alternatives Contacted 37 potential parties, including 15 and 22 public and private companies, respectively Ran a formal process to vet all potential proposals Public announcement of strategic alternatives review process in June 2008 Chose GMR as most attractive partner due to: Substantial dividend continuity with room for upside Ability to consummate transaction with no incremental financing required Management with proven track record of executing growth

Adjusted NAV and Implied Exchange Ratio Exchange ratio determined largely based on relative Adjusted NAV 1 As presented to Arlington's board on 8/5/2008 2 As presented to Arlington's board on 8/5/2008. Based on forward charter rates furnished by internationally recognized ship brokers and, in the case of Arlington, the value of Arlington's customers' options to extend the charters 3 Debt and cash balance as of 6/30/2008. GMR debt is pro forma for acquisition of two Aframaxes with expected delivery in Q3-Q4 2008 Note: The figures presented above have not been updated since the dates indicated above and are presented solely to illustrate the relative adjusted net asset values of the companies and the implied exchange ratio. Such figures do not represent a projection of the value of the vessels or any other financial measure. Galileo Holding Corporation, General Maritime and Arlington undertake no obligation to update such figures (in $mm, except per share amounts)

Contribution Analysis

(in $mm)



27.0% Pro Forma ATB Ownership
0%
20%
40%
60%
80%
100%
Adjusted Net Asset Value
26.9%
73.1%
Net Income
2008E
19.4%
80.6%
2009E
19.3%
80.7%
2010E
13.8%
86.2%
Distributable Cash Flow (1)
2008E
19.1%
80.9%
2009E
18.3%
81.7%
2010E
15.1%
84.9%
ATB
GMR



25.6% Implied ATB TEV at Exchange Ratio (2)
0%
25%
50%
75%
100%
Adjusted Asset Value
25.6%
74.4%
EBITDA (3)
2008E
21.6%
78.4%
2009E
20.9%
79.1%
2010E
17.8%
82.2%
ATB
GMR

1 Distributable cash is equal to EBITDA less interest less tax expense and excludes capitalized drydocking costs
2 Calculated using transaction exchange ratios and ATB share price of $19.45 on 8/4/2008
3 General Maritime EBITDA is calculated before amortization of restricted stock

Source: Jefferies fairness opinion delivered to the ATB board on 8/5/2008

Note: Calculations take into account projected additional hire for Arlington

The analysis above represents amounts based on internal calculations or projections as of 8/4/08, has not been updated since such date, and is presented solely to illustrate the relative contributions of General Maritime and Arlington to the combined company for the financial measures presented. Such analysis does not project net income, distributable cash flow, or any other financial measure for any company. Galileo Holding Corporation, General Maritime and Arlington undertake no obligation to update such analysis

10

Strength of Combined Company

Substantial Dividend Payments with Upside Potential Fixed annual dividend target of $2.00 per share supported by existing time charters Represents potential payout ratio of 70% (1) 70% operating days in 2009 fixed on time charter Dividend upside from: Partial spot exposure Additional charter hire (profit share) on ATB vessels Room for additional growth: Excess cash flow can be used for additional acquisitions Combined company leverage allows for additional acquisitions Active management team/infrastructure with proven ability to expand 1 Based on 5-year average time charter rates for Suezmax and Aframax vessels

Operating Days Time Charter days 2009 10689.6 7508.2 2010 10696.3 3704 2011 10725.1 2763 2012 10692.5 2005 Significant Time Charter Coverage with Upside Potential ~$450 million in contracted revenues including charter options from 2009 to 2012 Contracted revenue for 2009 expected to be $247 million Time charter coverage currently at 70% for 2009 23 vessels or vessel equivalents fixed on time charter 23 vessels under physical time charter 1 synthetic 3-year time charter 1 Total calendar days less scheduled drydocking days 2 For GMR, total time charter days (based on 96% utilization) less scheduled drydocking days. 2010-2012 figures do not take into account drydocking days. For ATB, total time charter days (based on 96% utilization). Assumes Stena exercises its options to extend the charters

2009 Breakeven Analysis 1 Assumes GMR 2008 DVOE budget increased by 5% 2 Assumes GMR and ATB's 2009 budget minus $7.5 mm of estimated cost reductions 3 Assumes $230 mm of ATB debt swapped at 6.2325% and $761 mm of GMR debt at 5.0125% 4 Assumes 57.5 mm shares and annual dividend of $2.00 per share 5 31 vessels available for 365 days at 96% utilization and excluding drydocking days 6 Number of vessel operating days that are not chartered out (in $mm except for daily rates)

Illustrative Combined Company Capital Structure(1)(2) The GMR and ATB credit facilities are set to mature in October 2012 and January 2011, respectively The two Aframaxes to be delivered in October 2008 will be unencumbered 1 Based on 9/30/2008 actual except as otherwise indicated 2 Excludes closing costs and transaction related expenses 3 Includes commitments in connection with two Aframaxes to be delivered in Q4 2008 for $137mm (net of 10% deposit already paid) (in $mm)

Combination of ATB and GMR Creates a Stronger Company Leading crude and products tanker company with an attractive business profile Young, more diverse fleet of 31 double hull vessels Larger shareholder base and public float Experienced management team to actively manage fleet Attractive balance between spot and time charter exposure Stronger financial profile anticipated Greater scale and potential ability to retain cash to invest in growth and service debt Moderate leverage Approximately $7.5 mm in cost savings expected in first full year of operations Significant target dividend under partial payout structure ATB shareholders expected to roughly maintain current dividend, but payout ratio drops from 100% to approximately 70% (1) Opportunity for dividend increase through investment of retained cash flow 1 Based on 5-year average spot rates for Suezmax and Aframax vessels

Appendix

Combination Creates Larger, More Diversified Fleet 1 Source: Clarkson Research Services 2 GMR expects delivery of these vessels in Q4 2008 3 Weighted by DWT ATB GMR

Diverse, High Quality Customer Base I.M. Skaugen ASA